 **GKN plc**

PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



02049990

20 August 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.



New GKN PLC

SUPPL

SEP 11 2002

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock
Exchange today.

Yours faithfully,

pp **David Pavey**
   Assistant Company Secretary

Enc.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

COMPLIANCE/SEC/COR/notification of press release

llv 9/17

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

On 20 August 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 62,209 50p ordinary shares of GKN plc at 273.75p per share, representing less than 0.01% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

20 August 2002

